UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 1, 2020, Zhongchao Inc. (the “Company”) issued a press release announcing that Sunshine Health Forums, the Company’s online portal (the “Sunshine Platform”) providing healthcare and wellness knowledge to the general public, has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.1 million and 1.3 billion, respectively, by the end of March.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated April 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: April 1, 2020

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